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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

November 1, 2018

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Era Anagnosti

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 11, 2018 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 21, 2018, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on July 11, 2018 (“Amendment No. 2”).

The Company is concurrently submitting confidentially via EDGAR this letter and Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Registration Statement, marked to show changes from Amendment No. 2.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 2

General

1.	We note your response to comment 1. Please disclose that the INX Token is an equity security as such term is defined in Section 3(a)(11) of the Securities Exchange Act of 1934 and direct counsel to revise its legal opinion consistent with the requirements of Section II.B.1.c of Staff Legal Bulletin No. 19. In an appropriate section of the filing, please disclose that depending on the number of holders of INX Tokens, you may become subject to the registration requirements of Section 12(g) of the Exchange Act and the ongoing reporting obligations of the Exchange Act.

Response: In response to the Staff’s comment, we are providing to the Staff the legal opinion from McDermott Will & Emery LLP, the Company’s legal counsel in the United States, as Appendix I to this letter, and the legal opinion from Hassans International Law Firm, the Company’s legal counsel in Gibraltar, as Appendix II to this letter. We anticipate filing these opinions as exhibits to a subsequent filing of the Registration Statement.

In addition, we have revised disclosure on page 8 of the “Prospectus Summary - Implications of Our Emerging Growth Company and Foreign Private Issuer Status” section, page 28 of the “Risk Factors” section and page 95 of the “Plan of Distribution” section of the Registration Statement to indicate that the INX Token is an equity security, as such term is defined in Section 3(a)(11) of the Securities Exchange Act of 1934, and that the Company may become subject to the registration requirements of Section 12(g) of the Exchange Act and the ongoing reporting obligations of the Exchange Act.

2.	In response to comment 14, you state that the company will not meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”) because the company will not own “investment securities” as such term is defined in Section 3(a)(2) of the 1940 Act. You further state that the company will have no assets other than operating assets, cash assets, intellectual property, and the securities of the company’s subsidiaries and such securities will not constitute investment securities because the subsidiaries will be exempted from investment company status under Section 3(c)(2) of the Act. The registration statement has been amended to disclose that the company will accept certain cryptocurrencies as payment for the purchase of INX Tokens and fees for services and hold these currencies as investments until sold. Given this disclosure, please provide an estimate of the percentage of the company’s total assets that may be cryptocurrencies, as well as an analysis as to whether the cryptocurrencies are “investment securities” under Section 3(a)(2) of the 1940 Act. Please address how the company’s holding of cryptocurrencies affects your previous analysis of the company’s status as an investment company under Section 3(a)(1)(C) of the 1940 Act.

Response: Although many blockchain assets issued in initial coin offerings have the characteristics of a “security” under an “investment contract” analysis pursuant to the principles laid down in SEC v. Howey, 328 U.S. 293 (1946) (“Howey”), particularly as interpreted by the Second Circuit in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) (“Gary”), the Company believes that certain blockchain assets, such as Bitcoin and Ether, do not come within the definition of investment contracts under the Howey test. Among other places, the characteristics and determination of security and non-security blockchain assets was recently discussed in some detail in a speech by William Hinman, Director of the Commission’s Division of Corporation Finance, delivered on June 14, 2018.

As Director Hinman noted in his speech, the Howey investment contract test “requires an investment of money in a common enterprise with an expectation of profit derived from the efforts of others.”1 In Gary the Second Circuit held the “efforts of others” can include a promotor’s establishment and maintenance of a market mechanism for the resale of the interests purchased by investors (in Gary, certificates of deposit). However, as Director Hinman noted, in the case of cryptocurrencies such as Bitcoin and Ether, no central person or authority maintains the trading markets. Rather, the profits (if any) that accrue to a holder of such cryptocurrencies derive from the holder’s own trading decisions in markets with no central market maker, upon which the price of the “coins” is determined by supply and demand.

1 We note that the Howey opinion itself stated the final factor relates to an expectation of profits “solely from the efforts of the promoter or a third party …” (328 U.S. at 299, italics added). However, although there is much subsequent case law concerning the status of the “solely” formulation, we do not discuss the issue in this response because we do not believe it is relevant to our analysis.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 3

The Company concurs with Director Hinman’s views concerning the decentralization of the Bitcoin and Ether market places, with the consequence that the “efforts of others” component of the Howey test would not apply to them. We also note that the Commodity Futures Exchange Commission has taken the position that Bitcoins are commodities and that position has been upheld by the U.S. District Court for the Eastern District of New York (Commodity Futures Trading Commission v. McDonnell, No. 1:18-cv-00361-JBW-RLM, slip op. (E.D.N.Y. Mar. 6, 2018) (memorandum and opinion)).

Even if these blockchain assets are regarded as securities, however, we note that at the parent holding company level the Company does not intend to invest in those instruments or hold them in such quantities as they would form a significant percentage of the Company’s assets. If a purchaser uses Bitcoin or Ether for payment of the purchase price for the INX Tokens (after the satisfaction of the $5 million initial offering threshold), the Company intends to sell promptly the Bitcoin or Ether received thereby for cash and not to hold them as ongoing investments. We have revised disclosure throughout the Registration Statement to clarify this point. The Company believes that such a practice would not constitute “investing, reinvesting or trading” in securities within the meaning of Section 3(a)(1)(A) of the ICA and that, since the Bitcoin/Ether will not be held as assets other than fleetingly, they will not constitute “investment securities” for purposes of Section 3(a)(1)(C) of the ICA.

Separately, INX Services may accept blockchain assets as payment for its services. However, because INX Services will be exempted from investment company status on the basis of the exemption provided by Section 3(c)(2) of the ICA, we submit that such acceptance will not affect the analysis provided in our initial response that, as a holding company, the Company will not be an investment company as defined in Sections 3(a)(1)(A) and 3(a)(1)(C) of the ICA.

3.	We note your revisions in response to comment 18 indicating that in the future INX Trading may trade non-securities, such as futures or swaps. Please note that ATSs, which meet the definition of an exchange under Exchange Section 3(a)(3) and Rule 3b-16 thereunder, may only trade securities and not non-securities. To the extent that you intend INX Trading to trade non-securities, as indicated, please revise to disclose how you intend to do this outside the INX Trading ATS.

Response: In response to the Staff’s comment, we have revised disclosure throughout the Registration Statement to clarify the Company’s plans for trading futures or swaps.

The Company may seek to have its subsidiary facilitate the trading of swaps or futures, which financial instruments may constitute non-securities. Prior to trading swaps or futures that are non-securities, the Company will register such subsidiary with the CFTC in order to qualify for trading these instruments.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 4

Prospectus Cover Page

4.	We note that in the Plan of Distribution you state among other things that “Pending satisfaction of the minimum offering requirement, all subscription payments will be held in the Segregated Offering Account. If the subscription price is paid in BTC or ETH, then the Company will sell the BTC or ETH so received and deposit US Dollars into the Segregated Offering Account in an amount equal to the subscription price.” Please clarify (1) at what point the company will sell the BTC or ETH before it can deposit subscription funds into the Segregated Offering Account, in compliance with Rule 15c2-4; (2) how the company will determine what amount of subscription funds will be promptly returned to the customer if subscription funds are rejected or if the company does not meet the minimum offering requirement prior to the termination of the offering; and (3) how the company will determine when the minimum contingency is met.

Response: Since we submitted Amendment No. 2, we have decided that prior to reaching the minimum offering requirement of $5,000,000, the Company will accept payment for INX Tokens in US Dollars only. The Company will not accept Bitcoin (BTC) or Ether (ETH) as payment for INX Tokens until after the Company meets the minimum offering requirement and conducts a closing of committed purchases. We have revised disclosure throughout the Registration Statement to reflect these changes.

In addition, instead of using a segregated offering account, the Company now intends to engage a bank which will agree in writing to hold in escrow all payments of the purchase price received prior to the Company achieving the minimum offering requirement. Prior to the Company achieving the minimum offering requirement, these funds will be held for the benefit of the purchasers. Upon the Company achieving the minimum offering requirement, and in conjunction with the first closing of sales of the INX Tokens, the bank will transmit such funds directly to the Company’s account. If the Company does not achieve the minimum offering requirement prior to the termination of this Offering, the bank will return such funds to the persons entitled thereto (i.e. the purchasers that tendered such funds). This will be done in compliance with Exchange Act Rule 15c2-4. We have revised disclosure throughout the Registration Statement to reflect these changes.

In response to the Staff’s comment, we have also added the following underlined disclosure on page 92 of the “Plan of Distribution” section of the Registration Statement:

Onboarding and Requests to Purchase INX Tokens

. .. .

Upon completion of the KYC/ AML procedures, Company approval of the customer and creation of a Purchasing Account, a potential investor may place an order for a certain quantity of INX Tokens by executing the INX Token Purchase Agreement and submitting an executed agreement. Prior to executing an INX Token Purchase Agreement, a purchaser will receive a confirmation summary of the terms of purchase, which shall include (i) the number of INX Tokens the purchaser intends to purchase; (ii) the aggregate price of INX Tokens purchased by the purchaser expressed in U.S. Dollars; (iii) the applicable exchange rate; and (iv) the aggregate price of INX Tokens purchased by the purchaser expressed in BTC and ETH. After completion of the purchase, the purchaser will also receive an executed copy of the INX Token Purchase Agreement, which will contain the same information.

In addition, we have also added the following underlined disclosure on page 92 of the “Plan of Distribution” section of the Registration Statement:

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 5

Payment in BTC or ETH

After the Company meets the minimum offering requirement and conducts a closing of committed purchases, payment for INX Tokens will be accepted in US Dollars, Bitcoin (BTC) and Ether (ETH). The INX Tokens are offered and sold at a fixed price in U.S. Dollars (USD). Thus, the purchase price for INX Tokens as expressed in BTC or ETH will vary as determined by the applicable exchange rate at the time of each sale.

BTC/USD and ETH/USD exchange rates will be determined by TradeBlock’s XBX and ETX Indices, respectively (or such similar indices if TradeBlock’s Indices cease to exist), as of 12:01 a.m. (GMT) on the date a purchaser has submitted an executed INX Token Purchase Agreement. The applicable exchange rate will be provided to INX Token purchasers prior to executing an INX Token Purchase Agreement and again after payment of the purchase price is received. See “Plan of Distribution— Onboarding and Requests to Purchase INX Tokens.”

5.	We note your revised disclosure that you propose to place subscription funds in a segregated bank account until the minimum offering requirement is met, as well as that you may “engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens.” Please explain whether and how the terms of your segregated bank account complies with the requirements of Exchange Act Rule 15c2-4.

Response: As stated in our response to your Comment #4, instead of the Segregated Offering Account, the Company now intends to engage a bank which will agree in writing to hold in escrow all payments of the purchase price received prior to the Company achieving the Minimum Offering Amount. This will be done in compliance with Exchange Act Rule 15c2-4.

Prospectus Summary

Overview, page 1

6.	You disclose that the INX Trading will enable trading via web portal and API solutions. You also disclose that transactions involving INX Tokens will be evidenced in the INX Token Distributed Ledger. Please disclose whether you are required to maintain a record of transactions (not involving INX Tokens) taking place on the INX Trading platform and if so, where you will maintain such record. Please also disclose the parties responsible for KYC/AML compliance with respect to such trades.

Response:

Every trade of a blockchain asset on the INX Trading platform will be recorded as a credit and debit to the balances of the seller and purchaser INX Brokerage Accounts and stored on the INX Services private and centralized database.

INX Services is responsible for KYC/AML compliance with respect to all trades performed on the INX trading platform.

As a matter of clarification, we would like to distinguish between the following transactions and clarify our use of the following terminology in the Registration Statement:

●	a transfer of a blockchain asset from one digital wallet to another digital wallet as recorded on a blockchain ledger; in the Registration Statement, we refer to as a “transfer” of the blockchain asset.

●	a change in ownership of a blockchain asset that is not a transfer of a blockchain asset from one digital wallet to another digital wallet, and therefore is not recorded on a blockchain ledger, but which is recorded on the INX Services private and centralized database; in the Registration Statement, unless the context indicates otherwise, we refer to as a “trade” of the blockchain asset.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 6

To trade blockchain assets on the INX Trading platform, a customer must have a fully-funded INX Brokerage Account, meaning that the client has deposited funds with our custodial bank or transferred blockchain assets to our custodian. When transferring a blockchain asset to our custodian, the transfer of the blockchain asset is recorded on the blockchain and the blockchain ledger reflects that the transferred digital assets are held in the custodian’s digital wallet.

The INX Trading platform is an order book platform with a matching engine solution that facilitates the trading of different types of blockchain assets and fiat currencies. Similar to the current environment for trading in stocks through brokerage accounts, trades will be matched through the INX Trading platform and recorded through credits and debits to the balances of individual INX Brokerage Accounts on the INX Services private and centralized database. Because these trades do not involve a transfer of blockchain assets between digital wallets, these trades will not be recorded on the blockchain ledger associated with the respective blockchain asset.

If a Brokerage Account holder wishes to withdraw blockchain assets from an INX Brokerage account, the transfer of the blockchain asset from the custodian’s digital wallet to the customer’s private digital wallet will be recorded on the blockchain ledger associated with the respective blockchain asset. Any subsequent transfer of the blockchain assets to another private digital wallet would also be recorded on the blockchain ledger associated with the respective blockchain asset.

This distinction between a “trade” and a “transfer” is also applicable to the INX Token. Trades of INX Tokens on the INX Trading platform are not recorded on the INX Token Distributed Ledger. Transfers of INX Tokens between private Ethereum wallets and transfers upon deposit of INX Tokens into, or withdrawals of INX Tokens from, an INX Brokerage Account will be recorded on the INX Token Distributed Ledger.

7.	Please revise your fifth paragraph to disclose the party responsible for paying transaction fees on the Ethereum blockchain in order to transfer INX Tokens consistent with your response to comment 2. Please further revise to address the likely amount of these fees and make conforming revisions on pages 35 and 76.

Response:

In response to the Staff’s comment, we have made the requested changes to disclosure on pages 2, 45 and 86 of the Registration Statement.

For purposes of clarification, we have also added the following definitions such that, unless otherwise stated in the prospectus, references to:

●	“Transaction Fees” refer to fees that are charged by INX Services for the execution of a trade that occurs on the INX Trading platform; provided, however, that “transaction fees” do not include deposit fees, withdrawal fees or other fees that may be charged for the maintenance of the INX Brokerage Accounts.

●	“Transfer Fees” refer to fees that are charged to blockchain network participants when a transfer is recorded on the blockchain.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 7

8.	We note your revised disclosure related to the Whitelist Database, as well as Appendix I attached at the end of your response letter. Please include the graphical presentations of Appendix I in an appropriate section of the filing. Based on your revised disclosures, it appears that only direct purchasers of INX Tokens will be included on the Whitelist Database. If true, please revise the relevant portions of the filing to highlight that trading of INX Tokens is limited only among these holders, or otherwise, explain how someone can be added on the Whitelist Database outside of purchasing INX Tokens directly from the company.

Response: In response to the Staff’s comment, we have included the referenced graphical presentations on page 85 of the “Description of INX Tokens” section of the Registration Statement.

Outside of purchasing INX Tokens directly from the Company, new potential holders can be added to the Whitelist Database after successfully completing KYC/AML procedures conducted by the Company, including INX Services, or an appropriately regulated third party, such as a broker-dealer.

As a matter of clarification, trading of INX Tokens is not necessarily limited among purchasers and sellers with private Ethereum wallets listed on the Whitelist Database. For example, new clients of INX Services may purchase INX Tokens in the secondary market through INX Brokerage Accounts. Once a customer has completed KYC/AML compliance procedures and deposited good funds in an INX Brokerage Account, such customer may purchase INX Tokens from other INX Services customers using the INX Trading platform. Because these trades occur on the INX Trading platform and do not involve a transfer of blockchain assets between digital wallets, purchasers and sellers of INX Tokens do not need to appear in the Whitelist Database. Please see our response to your Comment #6 a description of the differences between transfers that are recorded on the blockchain and trades that occur on the INX Trading platform.

To facilitate the development of a trading market and promote the liquidity of INX Tokens, the Company plans to encourage the trading of INX Tokens on platforms that are managed by other appropriately regulated third parties. Similar to the INX Trading platform, these platforms may record trades of INX Tokens on a private and centralized database without adding personal Ethereum wallet addresses to the Whitelist Database.

If customers of INX Services or other broker-dealers wish to withdraw the INX Tokens from an INX Brokerage Account or a similar third party account, they may request to have the wallet address of their private Ethereum wallet added to the Whitelist Database. Once that wallet address has been recorded on the Whitelist Database, INX Tokens may then be withdrawn to the private wallet.

Industry Overview

Background & Current Market

Poor Price Discovery, page 4

9.	We note your revisions in response to comment 8. Please disclose that an ATS broker-dealer operator’s participation on its platform may also provide liquidity to platform participants.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 5 of the “Prospectus Summary” section and on page 44 of the “Business - Current Market” section of the Registration Statement.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 8

Our Solution…, page 4

10.	We note your reference to “initial offerings” of securities on your platform. In an appropriate section of the filing please disclose that depending on the nature of your role and involvement with respect to such initial offerings, you may be deemed an underwriter for purposes of Section 2(a)(11) of the Securities Act of 1933, as well as be subject to compliance with the applicable federal securities laws, and that your failure to do so may expose you to legal liability.

Response:  In response to the Staff’s comment, we have added the following underlined disclosure on page 22 of the “Risk Factors” section of the Registration Statement:

As a financial services provider, we will be subject to significant litigation risk and potential commodity and securities law liability.

Many aspects of our business involve substantial litigation risks. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC and, following the commencement of derivative transactions, the CFTC.

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, that we provided materially false or misleading statements in connection with a transaction or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INX Trading platform, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may become subject to these claims as a result of failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impairing our profitability.

11.	We note you will set “fixed” rates for trading blockchain assets as well as your response to comments 3 and 22. Please revise to include your response to comment 3 in the filing, as well as disclose the currency or unit of measurement in which these transaction prices will be fixed. If you intend to fix the price in more than one currency or unit of measurement, please address how or if you will handle instances when third party exchange rates for these currencies or digital assets materially vary.

Response: For clarity, INX Services intends to establish transaction fees that will be disclosed to customers prior to trade execution. INX Services will not “fix” the prices of blockchain assets traded on the INX Trading platform. In response to the Staff’s comment, we have revised the relevant disclosure in the Registration Statement, and have added the following underlined disclosure on page 86 of the “Description of INX Tokens” section of the Registration Statement.

INX Services intends to set transaction fees as a percentage of the value of each trade executed on INX Trading. INX Services will accept payment for such fees in multiple forms, including in the payment of INX Tokens at an applicable exchange rate.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 9

12.	You disclose that you intend to develop technology to support high volumes of traffic to enable rapid trading activity. In light of the 200 million cap of total INX tokens being created, as well as use of such tokens as payment for transaction fees, please explain how you intend to prevent trading of INX tokens in excess of the 200 million cap (e.g. short sales). In addition, prior to becoming eligible to conduct an at the market offering on a delayed basis, how will you ensure that your token offerings will be compliant with the federal securities laws, considering the speed and volume of transactions you expect to conduct?

Response: The INX trading platform is designed and implemented to scale and support high volumes of traffic. The architectural solution for the INX Trading platform is based on sequential processing and storage, meaning that transactions on the trading platform can be processed only one after the other and not in parallel. This limits the trading of all assets, including the INX Token, to the aggregate quantity of such asset deposited with INX Services for trading on the INX Trading platform. In addition, the INX Trading platform will require physical delivery in short and derivatives transactions, and will not permit naked short selling.

Similarly, the INX Token smart contract by design only permits sequential processing.

The Company intends that INX Services will charge fees for such trading and other related activities and that INX Services will accept payment for such fees in multiple forms, including in the payment of INX Tokens at an applicable exchange rate. Once an INX Token is used as payment of transaction fees it will be held by INX Services and it will not be re-issued unless such re-issuance is in compliance with applicable securities laws. Thus, the use of INX Tokens as payment for transaction fees will reduce the number of INX Tokens held by the market (i.e. not held by the Company).

Once the Company becomes eligible to register its securities on a Form F-3 Registration Statement, the Company intends to file a shelf registration statement to register for the re-issuance of INX Tokens which INX Services receives as payment for transaction fees on INX Trading. Until the Form F-3 Registration Statement becomes available for use by the Company, the Company will need to either register additional offerings of INX Tokens on a Form F-1 Registration Statement or rely on exemptions from registration, including Regulation D and Regulation S, to make these additional token issuances. The Company acknowledges that at-the-market offerings cannot be made on F-1 registration statements.

13.	Please expand your “Description of INX Tokens” disclosure on page 75 to discuss the impact that your 10% discount for the payment of transaction fees in INX Tokens as compared to other forms of payment on your platform (along with any “promotional incentives” that you may offer), may have on the trading price of the token and any attendant issues, including but not limited to (i) arbitrage opportunities, (ii) wash trading between wallets, (iii) INX Services’ ability to register INX Trading platform as an ATS, or (iv) to list INX Tokens for trading on any ATS. For example, please explain why setting a “fixed” transaction price with a guaranteed discount for the use of INX Tokens does not effectively set the trading price for INX Tokens. Finally, please also disclose how traders of INX Tokens will have sufficient information on the material components of the pro rata distribution of your Adjusted Operating Cash Flow to make an informed investment decisions, addressing both the fluctuating number of INX Tokens as outlined in your response to comment 26, and how you will communicate this information to holders as outlined in your response to comment 44 in our letter dated February 23, 2018.

Response: We respectfully acknowledge the Staff’s comment. To clarify, we do not intend to set a fixed transaction “price” as indicated by your comment.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 10

As stated in our responses to your Comment #11 and Comment #12, the Company intends to set transaction fees as a percentage of the value of each trade executed on INX Trading. INX Tokens may be used by customers to pay these transaction fees and customers will receive a 10% discount if payment is made using INX Tokens. When used as payment for transaction fees, INX Tokens will be valued at the execution price used for the most recent trade of the INX Token on the INX Trading platform.

To further clarify, the trading price of the INX Token forms the basis of its value when used as a method of payment for transaction fees on the INX Trading platform. The fees on the INX Trading platform do not set the price of the INX Token. For example, a transaction fee that is $1.00 may be paid by an INX Services customer using INX Tokens that have a trading value of 90 cents. However, the value of the INX Token (and thus the number of INX Tokens required to pay the transaction fee) will fluctuate independently of the transaction fee or the discount that is applied.

We believe that the minimum 10% discount that is provided to customers who pay transaction fees using INX Tokens as compared to other forms of payment is a benefit of owning and utilizing the INX Token. Such benefit may have the effect creating higher demand for the INX Token and thus supporting a higher valuation for the INX Token.

However, the value of the INX Token will also be influenced by the public’s perception and acceptance of other rights and characteristics of the INX Token. In addition, the trading price of INX Tokens may also be significantly affected by a number of external factors such as volatility in the broader market for blockchain assets, changes in our earnings estimates, fluctuations in our results of operations, shifting investor perceptions, future sales or issuances of INX Tokens by the Company, large purchases or sales by a significant INX Token holder, the announcement of new products or the occurrence of any of the events described within the “Risk Factors” section of the Registration Statement.

With regard to the disclosure of information on the material components of the INX Tokens, information from the INX Token Distributed Ledger, including the number of INX Tokens outstanding, can be viewed using an Ethereum network block explorer, such as Etherscan. The Company also intends to publicly display this number via the INX Trading website. Information regarding individual holdings and other account information will be shared with individual investors via their INX Brokerage Account, their third party brokerage account or their private wallet. Please see our response to your Comment #26 regarding where to locate other material information regarding the INX Tokens.

In response to the Staff’s comment, we have also added the following underlined disclosure on page 86 of the “Description of INX Tokens” section of the Registration Statement:

Uses of the INX Token on the INX Trading Platform

The INX Token may be used or exercised as a form of payment for transaction fees on the INX Trading platform. In addition, the INX Token may also be used or exercised as a portion of the collateral deposited with the INX Trading platform for short positions.

The Company intends to set transaction fees as percentage of the value of each trade executed on INX Trading. INX Services will accept payment for such fees in multiple forms, including in the payment of INX Tokens at an applicable exchange rate.

When used as payment of transaction fees on the INX Trading platform, the INX Token entitles owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. The discount will be applied to the transaction fee, which will be expressed as a percentage of the value of the executed trade. Thus, if the transaction fee is $1.00, an INX Trading platform customer may pay this fee using INX Tokens that have a value of 90 cents.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 11

When used as payment for transaction fees, INX Tokens will be given the value that is determined by the execution price used for the most recent trade of the INX Token on the INX Trading platform. If a market for INX Tokens does not develop and there is no trading volume in INX Tokens on the INX Trading platform on which to base a last price, then the Company will use the initial offering price in this Offering to determine the value of INX Tokens to be used as payment of transaction fees and/or posting of collateral until such time as a market develops.

From time to time, the Company or INX Services may offer discounts for the use of INX Tokens as payment for INX Services transaction fees that exceed ten percent. Such discounts are promotional incentives that are governed by the terms and conditions for use of the INX Trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise. The value and percentage of any such discount shall be subject to change at the sole discretion of the INX Trading platform, with reasonable notice to INX Token holders and participants on the INX Trading platform. In no case however, will the discount right included in the INX Token be less than ten percent (10%).

The Company intends that INX Services will also charge fees for certain services and transactions, including withdrawal fees, maintenance fees, deposit fees and account closing fees. INX Services may decide to not accept INX Tokens for these fees and, if INX Tokens are accepted, the INX Token holders will not be entitled to the ten percent (10%) discount as a right of the INX Token.

Risk Factors

The blockchain asset trading ledger is publicly available which may give rise to privacy concerns, fines and sanctions, page 12.

14.	You now disclose that the INX Token smart contract contains a feature for enhancing regulatory compliance. Please file the most recent version of the smart contract or a written summary of such contract as an exhibit to the registration statement. In addition, please expand your disclosure to describe where the company holds the private key to enable decryption of the personal information and address the potential theft or compromise of this private key, and how such a breach may impact your operations or expose you to legal liability. Please also disclose whether this feature has been embedded in the already outstanding INX Tokens and what ability you have to unilaterally and discretionarily change the technical features of the smart contract.

Response: In response to the Staff’s comment, we are providing the Staff with the most recent version of the INX Token Smart Contract as Appendix III to this letter. We have also included the INX Token Smart Contract as an exhibit to the Registration Statement.

As outlined in our response to your Comment #14 in our letter dated July 11, 2018, the Company is planning to implement appropriate security measures to protect private keys and to maintain the security of the INX Token Distributed Ledger: the Company plans to use hardware security modules (“HSMs”) that have achieved a rating of Federal Information Processing Standard (FIPS) Publication 140-2 Level 3 (or higher). All cold private keys will be generated, stored and managed on the Company’s HSMs for the lifetime of the key. All of the HSMs will be stored in guarded, monitored and access-controlled facilities that are geographically distributed.

Upon the consummation of the Offering, all INX Tokens will be subject to the Whitelist Database protocols and both sender and receiver wallet addresses must be listed in the Whitelist Database prior to effecting a transfer of INX Tokens that is recorded on the INX Token Distributed Ledger. We note again that trades of INX Tokens on the INX Trading platform will not result in a transfer that is recorded on the INX Token Distributed Ledger.

We confirm that after the INX Token smart contract has been deployed, the technical features of the smart contract are such that the Company cannot unilaterally and discretionarily change the smart contract. We also confirm that the Company cannot unilaterally and discretionarily change the rights of the holders of INX Tokens, which rights are set forth in the INX Token Purchase Agreement included as an exhibit to the Registration Statement.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 12

In response to the Staff’s comment, we have revised and moved the following underlined disclosure to page 20 of the “Risk Factors” section of the Registration Statement.

The INX Token Distributed Ledger is publicly available and contains encrypted personal information. The misuse or theft of this information may give rise to breaches of privacy laws, fines and sanctions.

For many blockchain assets, distributed ledgers are used to record transfers of ownership of the asset. Information regarding ownership is most commonly represented by ledger balances and an owner’s public wallet address. Such information includes the complete trading history from the inception of the respective blockchain asset and such information regarding ownership of the assets, including the public wallet address, is generally available to the public. For many blockchain assets, personal identifying information that is used to associate a public wallet address with its owner is typically maintained in a separate database that is not exposed to the public.

The INX Token smart contract contains a feature for enhancing regulatory compliance whereby encrypted personal information is stored within the token smart contract (rather than a private, centralized database). The Company will hold a private key which will enable decryption of such personal information.

There are a number of data protection, security, privacy and other government- and industry-specific requirements that are implicated by utilizing a distributed ledger. If blockchain networks are unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, their growth could be harmed.

Further, should access to the key which enables decryption of personal information become comprised, personally identifiable information of INX Token holders may be revealed. Security breaches with respect to the holders’ personal identity information database could result in theft of the information necessary to link personal identity with public keys, and thus the stolen information could be used to determine the affected holder’s complete trading history. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of blockchain assets.

Security attacks against the Company could result in, a loss of the Company’s blockchain assets, theft of personal information of our customers or damage to our reputation and our brand, each of which could adversely affect an investment in the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern since the launch of blockchain networks. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

Our security measures may prove insufficient depending upon the attack or threat posed. We may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to our private keys, company and customer data or blockchain assets.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in the Company.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 13

Risks Related to an Investment in Our Tokens, page 21

15.	We note that paragraph (19)(a) of Exhibit B to your revised subscription agreement attached as Exhibit 4.1 contains an exclusive forum provision. Please revise your disclosure to explain the effect of the exclusive forum provisions on the investors and clarify whether it also applies to claims under the federal securities law, as well as highlight the risks this provision may impose on investors. Please also revise your subscription agreement to clarify the party that would decide whether any such proceeding would be conducted in arbitration or as a bench trial.

Response: In response to the Staff’s comment, we have modified the INX Token Purchase Agreement (the “TPA”) to provide for federal and state courts in New Castle County, Delaware to be the exclusive forum for proceedings arising out of the TPA. We have also added the following underlined disclosure on page 26 of the “Risk Factors” section of the Registration Statement:

The INX Token Purchase Agreement provides that federal and state courts located in New Castle County, Delaware will be the sole and exclusive forum for substantially all disputes between us and investors in this offering, which could limit our investors’ ability to obtain a favorable judicial forum for disputes with us.

The INX Token Purchase Agreement provides that federal and state courts located in New Castle County, Delaware are the sole and exclusive forum for any action, proceeding or investigation in any legal proceeding arising out of or relating to this offering and matters related to the INX Token Purchase Agreement. The choice of forum provision may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us which may discourage such lawsuits against us or investors’ ability to obtain a favorable judicial forum for disputes.

The U.S. Dollar-Bitcoin and U.S. Dollar-Ether exchange rates are subject to fluctuation…, page 22

16.	You disclose that the exchange rate is determined “on the date a purchaser has submitted an executed INX Token Purchase Agreement and deposited payment for the INX Tokens with the Company.” Since disclosure in your filing suggests that a closing on a subscription does not necessarily occur at the same time as when an investor signs a purchase agreement and deposits payment, how will you record the exchange rate applicable to a certain subscription, communicate it to the investor, together with the number of INX Tokens an investors would be entitled to? In addition, please add appropriate risk factor disclosure in the event that TradeBlock XBX and ETX Indices cease to exist.

Response: As stated in our response to your Comment #4, prior to executing an INX Token Purchase Agreement, a purchaser will receive a confirmation summary of the terms of purchase, which will include (i) the number of INX Tokens the purchaser intends to purchase; (ii) the aggregate price of INX Tokens purchased by the purchaser expressed in U.S. Dollars; (iii) the applicable exchange rate; and (iv) the aggregate price of INX Tokens purchased by the purchaser expressed in BTC and ETH. After completion of the purchase, the purchaser will also receive a receipt with the same information.

The Company does not believe that the failure or disappearance of the TradeBlock XBX and ETX Indices, in itself, will have a material effect on the Offering or the Company. The INX Tokens are offered and sold at a fixed price in U.S. Dollars. The fees for transactions on the INX Trading platform will be fixed in U.S. Dollars. In the event that TradeBlock XBX and ETX Indices cease to exist, the Company plans to use a suitable alternative for calculating the BTC/USD and ETH/USD exchange rates. Such rates will be disclosed to the INX Token purchaser or INX Trading customer prior to payment in BTC or ETH. Potential purchasers or customers will also be able to pay in US Dollars.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 14

The Company believes that there are risks posed by changes, delays or failures in the blockchain industry generally that, if such risks materialize, may have a material effect on the Company and its business. We have provided disclosure with regard to these risks. Please see the “Risk Factors – Risks Related to Blockchain Assets” section of the Registration Statement.

Use of Proceeds, page 28

17.	We note that you have re-categorized the uses of funds. In this respect, we note that your Sales and Marketing expenses are projected to be $3.3 million if you raise $18 million in the offering, and the category of Regulatory and Legal expenses are projected at $2.5 million. Please disclose the various steps, components and milestones built within these two categories and the associated fees.

Response: We plan to use the net proceeds of this offering up to $18.0 million as follows:

Research & Development: We intend to use between $1.65 million and $10 million for research and development of products, services, and technologies to be implemented on our platform. This may include further research and development of scaling improvements to the matching engine, customizations to the exchange platform and user experience, data analytics, and additional investments in our technological capabilities. Research & Development expenses are projected to increase by $550,000 if the Company raises $9 million or more in the offering. The $550,000 increase is comprised of additional direct staffing in the Research & Development department. Research & Development expenses are projected to rise another $7.8 million if $18 million or more is raised in the offering. The $7.8 million is comprised of a major expansion in the Research & Development department, bringing total department headcount to 35 to 40 full-time employees. This includes additional direct staffing of DevOps and database engineers, front-end and back-end developers, mobile developers, product managers, analysts, and quality assurance personnel.

Sales & Marketing: We intend to use between $1.1 million and $4.0 million for sales and marketing initiatives and activities, including promotional activities to attract users, direct marketing expenses, marketing representation, conference sponsorship, marketing materials, and related staffing. Sales & Marketing expenses are projected to increase by $2.2 million if the Company raises $9 million or more in the offering. The $2.2 million increase is comprised of (i) $1 million of direct marketing expenses to expand operations into the EU market, (ii) $500,000 of setup expenses for EU-based marketing representation and staffing including overhead, and (iii) $700,000 in marketing expenses related to conference sponsorship and marketing materials. The Company has further revised the Sales & Marketing expense projections if $18 million or more is raised in the offering. Sales & Marketing expenses are now projected to increase an additional $700,000 to $4 million if the Company raises $18 million or more. The $700,000 is comprised of setup expenses for Asia-based marketing representation and staffing including overhead.

Regulatory & Legal: We intend to use between $1.25 million and $2.25 million on regulatory and legal expenses, including legal counsel fees and expenses, filing and licensing fees, consultancy fees, and related legal and regulatory support. Regulatory and Legal expenses are projected to increase by $500,000 if the Company raises $9 million or more in the offering. The $500,000 increase is comprised of regulatory filing fees, regulatory consultancy fees, and related legal support for expanding operations into the EU market. Regulatory and Legal expenses increase a further $500,000 if the Company raises $18 million or more in the offering. This $500,000 increase is comprised of regulatory filing fees, regulatory consultancy fees, and related legal support for expanding operations into the Asia market.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 15

Admin & Payroll: We intend to use between $750,000 and $1.5 million on administrative and payroll expenses, including for general working capital and corporate needs.

Minimum Net Capital Requirement of Broker-Dealer: We intend to use $250,000 for the minimum net capital requirements of INX Services once it is registered as a broker-dealer, as required by Rule 15c3-1 under the Exchange Act.

Cash Reserve: We intend to use approximately $18 million from the initial net proceeds from the offering for the operation of the INX Trading platform, including continued development of the INX Trading platform, marketing and improvement of security measures. We currently plan that at least 80% of the net proceeds from the offering in excess of $18 million will be used to establish and capitalize a cash reserve fund for the INX Trading platform, which is intended to be used to cover shortfalls in trades on the INX Trading platform. Any such shortfalls, losses, default on payment and/or claim may be covered by our Cash Reserve Fund, Capital Reserve and Liquidity Fund, any other assets of the Company and/or a combination thereof.

Dilution, page 30

18.

We note your response to comment 15 however it appears that new investors are likely to experience a materially higher degree of dilution if you only sold the minimum offering amount as compared to if you sold all tokens being registered. In this regard we note your estimate on page 28 that your registered INX Tokens will be sold for $1 per token, for $130 million in aggregate at the maximum, which is 26 times your minimum offering amount of $5 million. Based on your estimate it further appears that existing investors would hold more than 80% of your outstanding tokens at the minimum, compared to less than 15% of your outstanding tokens at the maximum. Accordingly, please revise to disclose dilution in the event that you only sell the minimum offering amount, either by expanding your dilution table or by including sufficient footnote disclosure quantifying dilution in such a circumstance.

Response: In response to the Staff’s comment, we have added the requested disclosure on page 35 of the “Dilution” section of the Registration Statement.

Business

Material Agreements, page 42

19.	We note that your descriptions of the various agreements, including your material agreements as well as your INX Token Purchase Agreement “is qualified in its entirety by reference to” the related agreement. Please limit the scope of these qualifications so that it is clear that all the material terms of these agreements are fully described in the prospectus as required by Section 11 of Securities Act of 1933. In addition, we also note your revisions in response to comment 20; however your disclosure of the material terms of the A-Labs Engagement Agreement, along with the Triple-V Consultancy Agreement and other apparently similar agreements, does not appear to adequately describe the specific services provided under the terms of each of these material agreements. Please be advised that we may have additional comments after reviewing these agreements when filed as exhibits.

Response: In response to the Staff’s comment, we have revised disclosure throughout the Registration Statement to clarify that the information provided with regard to our material agreements include all the material terms of those agreements.

We have also revised disclosure on pages 48-56 of the “Business – Material Agreements” section of the Registration Statement:

Regulatory Oversight of Blockchain Assets, page 52

20.	We note your disclosure that you will need to comply with CFTC rules relating to swaps and futures. Please further disclose that you will need to comply with the applicable federal securities rules and regulations, to the extent that the instruments underlying the swaps or futures are securities.

Response:  In response to the Staff’s comment, we have added the requested disclosure on page 17 of the “Risk Factors” section of the Registration Statement.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 16

Description of INX Tokens

Technical Features of the INX Token, page 75

21.	We note your revisions in response to comment 23 that you will engage a third party to audit various components of the INX Token before conducting your offering. Please revise to describe the “various components,” including whether the audit will cover the operation of the INX Registry, and provide your legal analysis for why you believe the results of this audit are not material to an informed investment decision.

Response: : The Company is negotiating a smart contract audit engagement letter with a company that specializes in building and developing industry standards for security, design and deployment of smart contracts in public blockchains. The company also performs security audits for smart contracts. The various components of the INX Token smart contract audit will include:

1.	reviews of the smart contract Solidity code
2.	reviews of the INX Token documentation
3.	blockchain database integrity test
4.	reviews and tests of the whitelisting function
5.	reviews and tests of the transfer prevention function
6.	reviews of cyber attacks and hacking risks

The Company will have the auditor conduct an audit before the Offering. To the extent that the results of the audit generate information that would be material to a potential investor’s investment decision, we will include disclosure in the prospectus for this Offering filed after the completion of the audit.

The Company further intends to have audits conducted by a third party auditor at least on an annual basis. We will make the results of such audits publicly available, to the extent they generate information that would be material to an investor.

KYC/AML Requirements, page 76

22.

We note your response to comment 25 that INX Tokens will now be held in Ethereum wallets outside the sole control of the company or its subsidiary and that Appendix I provided in response to comment 2 states “[e]ach account can be associated with multiple whitelisted wallet addresses.” Accordingly, please disclose if and how you will verify that private keys for these wallets will not be shared with third parties who have not satisfactorily completed your KYC/AML process.

Response: We cannot verify that private keys for wallets containing INX Tokens will not be used by third parties who have not completed our KYC/AML process. However, we plan to implement procedures that will ensure that we remain in compliance with our KYC/AML obligations. We have also included a covenant in the INX Token Purchase Agreement that INX Token holders (and subsequent transferees) may not transfer INX Tokens to third parties, including by transfer of rights to access a whitelisted Ethereum wallet or an INX Brokerage Account, except by operation of law or with the express permission of the Company.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 17

Participation Right in Adjusted Operating Cash Flow, page 77

23.	We note that your calculation of your Adjusted Operating Cash Flow was revised to exclude “any negative cash flows from prior years.” Please disclose this figure, as calculated, as of June 30, 2018 or a more recent date. Please also revise to clarify whether expenses paid with the cash proceeds from an Initial Sale on an INX Token are excluded from your calculation or if only the proceeds from such sales are excluded. If the later, please tell us your negative cash flows from prior years at the termination of this offering.

Response: As disclosed in page 85 of the “Description of INX Tokens” section of the Registration Statement, the cumulative Adjusted Operating Cash Flow as of June 30, 2018 was a negative cash flow of $1,848,000. The expenses paid with the cash proceeds from an Initial Sale of an INX Token will be included in the cumulative Adjusted Operating Cash Flow calculation. We have revised the definition and deleted “negative cash flows from prior years” as those amounts are already included in the cumulative Adjusted Operating Cash Flow.

24.	We note your revisions in response to comment 28 that you may pay the pro rata portion of your Adjusted Operating Cash Flow in Ether. Please disclose the terms of conversion from USD to Ether.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 85 of the “Description of INX Tokens” section of the Registration Statement:

To the extent that bank account information has been provided to the Company, an INX Token holder’s pro rata portion of the Adjusted Operating Cash Flow will be paid in U.S. Dollars to an INX Token holder’s bank account. If the INX Token holder has not provided a bank account to the Company or an INX Token holder so elects, the INX Token holder will receive the pro rata portion of the Adjusted Operating Cash Flow in Ether that will be transferred to the INX Token holders’ wallet recorded on the INX Token Distributed Ledger. ETH/USD exchange rates will be determined by TradeBlock’s ETX Index (or such similar index if TradeBlock’s ETX Index ceases to exist) as of 12:01 a.m. (GMT) on the date the distribution is paid. If INX Tokens are held by a broker-dealer or are otherwise held in “street name,” the pro rata portion of the Adjusted Operating Cash Flow will be paid to the holder of the INX Token, as recorded in the INX Token Distributed Ledger, and not the beneficial owner.

Capital Reserve and Liquidity Fund…, page 78

25.	We note that you may sell INX Tokens in the fund to cover your losses in hedging transactions, a default on payment, or if there is a claim on the fund. After any sale, please disclose whether you will continue to contribute to the fund 20% of the INX Tokens received as payment for transaction fees or forfeited collateral until it again reaches a maximum of 100 million INX Tokens.

Response: In response to the Staff’s comment, we have added the requested disclosure on page 87 of the “Description of INX Tokens – Capital Reserve and Liquidity Fund; INX Tokens Reserved for Employee Issuances; Reissuances of INX Tokens” section of the Registration Statement.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 18

INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights, page 78

26.	You disclose that a secondary market purchaser of an INX Token may view the rights of holders of INX Tokens on the company’s website or request a copy of the rights of the INX Tokens from the company. Please disclose how a secondary purchaser will be alerted of these available options.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 87 of the “Description of INX Tokens” section of the Registration Statement:

The rights of holders of INX Tokens will be set forth as an exhibit to the registration statement (which will be available on the Commission’s website) and will be available on the Company’s website; the Company’s website will also state that a secondary purchaser may request a copy of the rights of the INX Tokens from the Company. In this way, secondary purchasers of INX Tokens will be able to access information regarding the securities acquired by them in a manner similar to purchasers of other registered securities.

Original Token Issuance, page 79

27.	It appears that you are still issuing tokens in your “Original Token Issuance” and we also note reference to an apparently ongoing “pre-sale” in the footnotes to the table on page 70, whereas your response to comment 5 in our letter dated February 23, 2018 indicated that you no longer intended to conduct a pre-sale offering as originally envisioned. Please advise and revise as necessary, for example please tell us:

	●	How the restrictive legend that is required pursuant to Rule 502(d)(3) is reflected on the INX Tokens sold in such a “pre-sale” and how the restrictive legend can be removed, and how transfers will comply with the provisions of Regulation S, as applicable, given your revisions to how INX Tokens may be transferred as outlined in your response to comment 2.

	●	If your officers or directors are participating in the sale of these pre-sale tokens, and if they are or will be compensated for these efforts as we note disclosure on page 79 that you are “committed to issue INX Tokens [to such individuals] in an amount that is not currently fixed.” Considering disclosure that these insiders will not be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act, please explain which non-exclusive safe harbor these individuals intend to rely upon in your registered offering, as their participation in the pre-sale of these tokens appears to conflict with Exchange Act Rule 3a4-1(a)(4)(ii)’s requirement “not participate in selling an offering of securities for any issuer more than once every 12 months.”

Response: As previously advised, the Company has not conducted and does not plan to conduct a “pre-sale offering” and we have revised the Registration Statement to remove references of the pre-sale offering. Further, we have revised the Registration Statement to clarify that the Company has committed to issue a fixed number of INX Tokens to certain directors, officers and employees. The issuance of these INX Tokens is not dependent upon their participation in or the success of their selling efforts. None of the individuals identified as an “investor” are an officer or director of the Company and none of the investors will be participating in the selling activities of this Offering.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 19

28.	It remains unclear to us how the 18,694,562 INX Tokens were issued since your web-based portal and online account appear to have been under development during this time. Furthermore, we note your disclosure on page 75 that already outstanding INX Tokens were “re-deployed during the second half of 2018.” In light of the forgoing, and what appear to be significant modifications to the terms of the INX Tokens through this and your earlier amendments, please provide us with your analysis whether the currently outstanding INX Tokens constitute different securities from the tokens being registered in this offering. Your response to our comment 32 on this issue appears conclusory.

Response:  As stated in our reply to your Comment #32 in our letter dated July 11, 2018, the INX Tokens issued thus far have not been delivered to wallets, but rather are being held by the Company on behalf of the owners of such INX Tokens. Prior to the Offering, the INX Tokens will be redeployed and outstanding INX Tokens will be deposited into Ethereum wallets as designated by their owners.

A redeployment of the smart contract creating the INX Token to include additional technical features of the INX Token does not constitute the issuance of a new security because such technical features are in support of, and have no effect upon, the existing contractual arrangements for the INX Tokens. In other words, a redeployment in this instance is a technical upgrade of the implementation of the existing INX Token and has no effect on the rights associated with ownership of INX Tokens.

The Company believes that all INX Tokens are the same securities. The Company intended, and previous purchasers of INX Tokens understood, that the existing INX Tokens would have the same terms and conditions as the INX Tokens to be issued in the Offering. The current owners of INX Tokens who purchased INX Tokens during 2017 are Company founders, members of senior management of the Company or close associates of these parties, and were either directly involved in the development of the INX Tokens or fully aware that the INX Tokens, at the time subscribed for, were in development. The current owners of INX Tokens who purchased INX Tokens during 2018 acquired such INX Tokens in June 2018, pursuant to purchase agreements which contemplated that the INX Tokens to be acquired by such persons would be identical to the INX Tokens to be offered pursuant to the Offering, and were made aware of the material terms of such INX Tokens at such time.

We do not believe that the modifications to INX Tokens noted by the Staff in its comment implicate the “new security” doctrine and trigger the creation of a distinct security. The Company does not believe that the modifications to INX Tokens fundamentally change the nature of the security, or constitute changes sufficiently adverse to the existing INX Token holders to warrant the deemed creation of a new security contrary to the intention of the parties. The agreements pursuant to which INX Tokens were previously issued did not define the rights or terms of the INX Tokens, or restrict the Company from changing the rights, terms or functionality of the INX Token. Furthermore, the functionality of the INX Token was clearly subject to change as the platform was developing.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 20

Despite some changes, the fundamental rights of INX Token holders have not changed from the existing issuances to what is currently reflected in the Registration Statement. INX Tokens have never entitled token holders to vote and thus voting rights remain unchanged. The key economic terms with respect to profit sharing have been maintained although changes have been made to ensure the functionality and viability of these rights. The terms impacted most by modification to the INX Tokens concern utility functions on a still developing platform. In addition, the overall effect of these alterations is beneficial to holders of INX Tokens. The clarification of liquidation rights and the addition of a guaranteed minimum discount instead of an average discount make the overall effect of these changes beneficial to holders. These INX Token features make up the basic financial terms of the security and are analogous to the basic financial terms of a debt security or the profits interest of an equity security. On that basis, to view INX Tokens offered on these same terms as different securities would seem to run contrary to SEC v. Associated Gas & Electric Co., et. al., 24 F. Supp. 795 (S.D.N.Y. 1938) and the “new security” doctrine.

Moreover, changes to the INX Token are consistent with changes that have been allowed in certain SEC no-action letters. Modifications including changes to the discount on the INX Trading platform and changes to the liquidation rights of INX Token holders, are more properly viewed as modifications of contractual provisions rather than alterations of the economic substance of the existing securities. No action letters such as, Eaton Corp., SEC No-Action Letter, 1981 SEC No-Act. (Dec. 30, 1980), make clear that certain changes to contractual terms, including some economic terms, will not necessarily constitute a modification giving rise to a new security. Furthermore, restrictions on dividends, a key economic term, have also been viewed a as a permissible modification, as was the case in Electronic Memories and Magnetics Corp., SEC No-Action Letter, 1984.

Plan of Distribution, page 83

29.	We note your revisions in response to comment 4 that you intend to sell BTC and ETH received as payment for subscriptions but will return US Dollars to subscribers in the event that you do not reach the minimum offering amount. Accordingly, please disclose:

	●	How you will treat both additional (or insufficient but necessary) proceeds if the Company’s actual sale price of BTC or ETH is higher (or lower) than the relevant exchange rates determined by TradeBlock’s indexes at 12:01 am (GMT) on the date that a purchaser submits an executed INX Token Purchase Agreement and deposits payment for INX Tokens with the Company. Please also disclose whether the date of submission will be based on a subscriber’s local time or will also be based on GMT.

	●	How the sufficiency of deposits in BTC or ETH are initially calculated given that your subscription agreement is for a specific number of INX Tokens, and how you will treat BTC or ETH deposits that exceed or fail to satisfy the purchase price for the number of INX Tokens so subscribed. Please also revise your added risk factor on page 22.

●

How your treatment of BTC or ETH changes after the minimum offering threshold has been achieved given your response to comment 14 and concerns related to being considered an investment company under the Investment Company Act of 1940.

Response:  As stated in our response to your Comment #4, the Company has determined that, prior to reaching the minimum offering requirement of $5,000,000, the Company will accept payment for INX Tokens in US Dollars only. The Company will not accept Bitcoin (BTC) or Ether (ETH) as payment for INX Tokens until after the Company meets the minimum offering requirement and conducts a closing of committed purchases.

Please see also our response to your Comment #2.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 21

30.	We note your revisions in response to comment 35. Please revise the Plan of Distribution to reflect that subscriber funds will be promptly refunded to the purchaser in compliance with the requirements of Rule 10b-9.

Response: In response to the Staff’s comment, we have added the requested disclosure on page 92 of the “Plan of Distribution” section of the Registration Statement.

31.	Please revise your disclosure to clarify that no repurchases will occur during the applicable restricted period consistent with your response to comment 37.

Response: In response to the Staff’s comment, we have added the requested disclosure on page II-3 of the Registration Statement.

Notes to the Financial Statements

Note 1: General – a. Business description, page F-7

32.	We continue to evaluate your response to comment 30 on the accounting for the capital reserve and liquidity fund and may have further comments.

Response: The Staff’s comment is respectfully acknowledged.

Note 2: Significant Accounting Policies, page F-8

33.	We note your response to comments 1, 21 and 26 and comments 43, 65 and 66 in your response dated April 12, 2018. We further note the rights and obligations of the INX Tokens are the same whether purchased by a founder or investor, paid as compensation to an employee, or paid as consideration for services performed or future services. Based on these responses, please address the following:

	●	Tell us whether INX Tokens meet the definition of an equity instrument under IFRS. In your response, address how you considered all the rights and obligations of the INX Tokens including annual distributions and liquidation, and your response to comments 40 and 41 that your ordinary shares are similar to the tokens and you did not assign value to the voting rights of ordinary shares.

	●	If INX Tokens do not meet the IFRS definition of an equity instrument, address how you determined it was appropriate to account for INX Tokens provided to employees and service providers as shared-based payment transactions in accordance with IFRS 2. Tell us what other authoritative guidance you considered in determining how to account for these transactions.

●

Given that the rights and obligations of the INX Tokens are the same, discuss how you determined that for some transactions the tokens should be viewed as an equity instrument and for other transactions a financial liability.

Response: As discussed in Note 2 to the Company’s financial statements as of December 31, 2017, and as further discussed in our reply to your Comment #65 in our letter dated April 12, 2018, the INX Tokens are accounted for as a financial liability and not as an equity instrument.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 22

Paragraph 11 of IAS 32 defines an equity instrument as “any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.” However, paragraph 16 of IAS 32 states that when applying the definition in paragraph 11 in determining whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument only if it meets both of the conditions in paragraph 16 as follows. The instrument includes no contractual obligation: (a) to deliver cash or another financial asset to another entity, or (b) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.

The INX Tokens contractually entitle their holders to a nondiscretionary annual distribution of a fixed percentage of the Company’s adjusted operating cash flows. In addition, the holders of INX Tokens are entitled to use the INX Tokens upon the holder’s demand as payment for services provided by the Company to the holders of the INX Tokens (e.g., transaction fees).

Because the INX Tokens contractually require the Company to transfer cash on an annual basis, they do not meet the definition of an equity instrument pursuant to paragraphs 11 and 16 of IAS 32. Further, as the economics and rights of INX Tokens are similar to that of ordinary shares, the Company assessed the scope exception in IAS 32.16A and 32.16B to determine whether the INX Tokens would meet the exception from liability classification.

Due to the right to redeem the INX Tokens for services, the INX Tokens may be considered a puttable instrument. A puttable instrument may be classified as an equity instrument if, and only if, it meets all the criteria in IAS 32.16A and IAS 32.16B. Included in those paragraphs are:

Paragraph 16A:

(a)	It entitles the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation.

(b)	The instrument is in the class of instruments that is subordinate to all other classes of instruments.

(c)	All financial instruments in the class of instruments that is subordinate to all other classes of instruments have identical features. For example, they must all be puttable, and the formula or other method used to calculate the repurchase or redemption price is the same for all instruments in that class.

(d)	Apart from the contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset, the instrument does not include any contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity, and it is not a contract that will or may be settled in the entity’s own equity instruments as set out in subparagraph (b) of the definition of a financial liability.

(e)	The total expected cash flows attributable to the instrument over the life of the instrument are based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity over the life of the instrument (excluding any effects of the instrument).

Paragraph 16B – the issuer must have no other financial instrument or contract that has:

(a)	total cash flows based substantially on the profit or loss, the change in the recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity (excluding any effects of such instrument or contract) and

(b)	the effect of substantially restricting or fixing the residual return to the puttable instrument holders.

The INX tokens are not the class of instruments that is subordinate to all other classes of instruments issued by the Company. The ordinary shares are subordinate to the INX Tokens in liquidation. Further, the INX Tokens contractually obligate the Company to pay nondiscretionary annual distributions of the Company’s adjusted operating cash flows, as well as redeem the INX Tokens upon the holder’s demand as payment for services provided by the Company to the holders of the INX Tokens. In contrast, distributions to ordinary shareholders are discretionary by the Board of Directors and ordinary shares do not entitle holders the right to redeem ordinary shares in exchange for the Company’s services. Accordingly, the INX Tokens do not meet all the criteria in IAS 32.16A and IAS 32.16B to apply the scope exception for puttable instruments.

The Company has considered all the rights and obligations of the INX tokens and considered the relevant guidance in IAS 32. The Company believes the INX Tokens do not meet the definition of an equity instrument and also do not meet the scope exception provided for a puttable instrument, and therefore concludes that tokens should be reflected as financial liabilities issued by the Company pursuant to IAS 32.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 23

In analyzing the transactions involving the issuance of INX Tokens in consideration for services, the Company noted that there are two Standards that relate to the accounting for payments for services received by an entity – IAS 19, Employee Benefits, and IFRS 2, Share-based Payment. IAS 19 only applies to INX Tokens granted to employees. Accordingly, IAS 19 does not apply to the INX Tokens granted to nonemployees for goods and services. IFRS 2, however, only applies to share-based payments. Accordingly, IFRS 2 does not apply to the Company’s grant of INX Tokens to employees or nonemployees. Because there is no other IFRS that directly applies, the Company applied the principles-based approach in IAS 8. Paragraph 10 of IAS 8 states that in the absence of an IFRS that specifically applies to a transaction, management shall use its judgment in developing an accounting policy. Paragraph 11 of IAS 8 states that in making that judgement, management shall refer to the requirements in IFRSs dealing with similar and related issues.

In determining which Standard would be more appropriate in accounting for the issuance of INX Tokens for services to nonemployees in exchange for services, the Company concluded that it would be preferable to analogize to IFRS 2, since the scope of IAS 19 includes only “employee” benefits. Further, consideration transferred for services rendered comprised largely ordinary shares. Lastly, the economics of the INX Tokens and ordinary shares are similar because they share 20% vs 80% of cash flows generated by the Company, respectively.

With respect to INX Tokens for services to employees, the Company considered the fact that the services provided and consideration transferred are similar for the nonemployees and employees. The Company believes the accounting for the INX Tokens issued to employees and nonemployees in exchange for services should be consistent (i.e., it is preferable to apply IFRS 2 by analogy). The Company also believes the use of the fair value based valuation method under IFRS 2 would result in a more accurate measure of the promised benefit.

As a result of the analysis above, while INX Tokens are classified as financial liabilities, the payment of INX Tokens to nonemployee and employee service providers is accounted for by analogy to IFRS 2.

34.	Explain how you considered the guidance in IFRS 2.13 and the fair value of the services A-Labs is providing, when recording the September 26, 2017 transaction with them. Specifically, how did you determine it was more appropriate to use the fair value of the ordinary shares and INX Tokens issued to your founders for initial recognition rather than the value of the services A-Labs provides plus cash consideration paid? Please tell us whether A-Labs provides these services to others.

Response: To the best of the Company's knowledge, A-Labs provides to others the types of services that are similar to those provided to the Company. However, the Company believes that the nature of the services provided to the Company, including branding, marketing and presentation of the INX Tokens, are molded to the specific needs of the Company. There were no other fee proposals for the service comprising of cash only. Thus it was impracticable to determine a fair value of those services by comparison to similar types of services provided to others.

Note 3: INX Token Liability, page F-14

35.	We note your response to comment 40 stating your September and November 2017 valuations were based on the transaction between the Company and its founder for issuance of ordinary shares and tokens. You state that prior to these transactions there was no existing relationship between the company and the founders. We note, however, that the founder transactions give those individuals significant influence and based on your disclosures on page F-15, these individuals meet the definition of a related party in IAS 24. Please tell us how you considered the guidance in IFRS 13.B4 to determine the transactions with your founders represented fair value under paragraphs 16 to 24 of IFRS 13. Further, explain what you considered in determining to use a market approach as opposed to an income approach that may include additional adjustments for the risk and uncertainty related to the INX Tokens and the development of the INX Exchange.

Response: IFRS 13.B4 indicates that a transaction price might not represent the fair value of an asset or liability at initial recognition if, among other things, the transaction is between related parties. However, at the time the founder transaction took place, the parties negotiating the transaction were the two founders, Mr. Datika and Mr. Cohen (A-Labs). Those two individuals had no prior relationship between themselves and thus they were independent of each other during the entire negotiation process. The founder transaction resulted in these parties becoming related parties, however prior to the transaction, these parties were not related to the Company, nor were they related to each other. Accordingly, each individual was negotiating independently in order to obtain the best price from that individual's perspective.

Typically, founders are considered related parties to the entity. However, in this case, two unrelated investors entered into the transaction to establish the Company. Because these two parties are unrelated, they are incentivized to act in their best interest. With respect to the founder transaction, before it occurs, the Company believes these parties are not related parties.

These two individuals became related parties in respect of the Company only after the negotiations as to the terms of the founder transaction were concluded. Accordingly, the Company believes that the value determined in the founder transaction in September 2017 represented fair value in accordance with IFRS 13.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 24

The following example may be helpful in understanding the Company's position. Assume two unrelated investors, A and B, decide to establish a new company, Newco. Investors A and B agree between themselves that Investor A will invest $ 600 in cash in consideration for a 60% equity interest in Newco, and Investor B will provide a one-time service in consideration for a 40% equity interest in Newco.

Based on the agreement as to the allocation of the equity interests in Newco between Investors A and B, it can be derived mathematically from the $600 cash investment of Investor A that the fair value of the service provided is $400. It should be emphasized that Investors A and B are independent of each other at the time the terms of the investment are concluded and the fair value is determined. The fact that immediately after the investment has been concluded, Investors A and B become shareholders (related parties) of Newco, does not change the conclusion that the fair value of the service provided was established in a transaction between unrelated parties.

We did not use the income approach (for example: a discounted cash flow analysis) in order to perform the valuation as there is insufficient information to build supportable projections at this stage given that there are too many immeasurable variables regarding the risk and uncertainty related to the INX Tokens and the development of the INX Exchange.

36.	We note your response to comment 41 stating that you consider INX Tokens and shares to be similar assets since both provide their holders a proportionate part of the company’s annual net cash flow from operating activities. Please tell us in greater detail how you considered various features and rights of your ordinary shares that tokens do not have such as voting rights and ownership of the company, and superior features and rights of your ordinary shares such as liquidation rights and claims to the company’s annual net cash flow from operating activities in your determination that INX Tokens and ordinary shares are similar assets under IFRS 13.82. Explain further how you determined that these differences in features and rights did not require additional adjustments to the valuation of INX Tokens. In addition, explain to us why you believe INX Tokens and shares provide their holders a proportionate part of your company’s annual net cash from operating activities.

Response: In general, the basis for determining the fair value of a business is the expected future cash flows to be generated by that business. In determining that the INX tokens and the ordinary shares are similar assets, the Company noted that they both are entitled to share (albeit in different proportions) in the same economic benefits, which are the operating cash flows that are underlying the fair value of the business.

The Company is aware that there are some additional rights attached to each of the ordinary shares and the INX Tokens which are not identical. However, the Company believes that the rights to the cash flows of the entity (80% to the INX Tokens and 20% to the shareholders) is the most significant driver of value. Although the ordinary shares have voting rights, whereas the INX Tokens have no such voting rights, based on discussions with external valuation advisors, this right would not provide significant economic value to the shareholders. Additionally, offsetting this value, is the timing of distributions to the INX Token holders. INX Token holders are entitled to a nondiscretionary annual distribution of their share (80%) of the operating cash flows of the Company, whereas the ordinary shareholders are entitled to their share (20%) of cash flows only upon the decision of the board of directors of the Company or upon dissolution. In the event of liquidation, ordinary shareholders are entitled to any residual assets. However, as more fully described in the section, Description of INX Tokens, in the Registration Statement, INX Token holders may also be entitled to assert a claim against the Company's assets in the event of a liquidation.

Based, among others, on discussions with its external valuation advisors, the Company concluded that the additional rights described in the preceding paragraph do not provide significant value from an economic point of view. The Company believes that these additional rights have a de minimis value and likely would offset each other in any case.

Accordingly, no additional adjustments to the valuation of the INX Tokens were deemed necessary.

United States Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
November 1, 2018 Page 25

Exhibit Index

Exhibit 4.1 – Form of INX Token Purchase Agreement

37.	Please revise your prospectus to conform to the revisions in Exhibit B of your INX Token Purchase Agreement or advise. In this regard we note:

	●	INX Tokens may be traded “on trading platforms expressly approved in writing by the Company” without reference to the Whitelist Database, as disclosed in paragraph (6).

	●	Rights upon liquidation only apply if “there is no successor trading platform having substantially similar or superior trading features that utilizes INX Tokens” and that there are “no assurances” a “successor entity…will assume [your] obligations with respect to the INX Tokens,” as disclosed in paragraphs (8) and (10).

Response: In response to the Staff’s comment, we have revised disclosure throughout the Registration Statement to clarify the rights of purchasers of INX Tokens as described on Exhibit B to the TPA.

* * * *

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President

Oran Mordechai, Chief Financial Officer

Appendix I

Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

November 1, 2018

INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA
Gibraltar

Re:	Registration Statement on Form F-1 of INX Limited

Ladies and Gentlemen:

We have acted as special counsel to INX Limited, a Gibraltar private company (the “Company”), in connection with the Company’s Registration Statement on Form F-1 (File No. 333-[______]) (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), for the registration of the offer and sale by the Company of 130,000 INX Tokens (the “Tokens”). The Tokens will be issued pursuant to INX Limited Subscription Agreements entered into by the Company with each purchaser of the Tokens, in the form of the subscription agreement filed as Exhibit 4.1 to the Registration Statement, (collectively, the “Subscription Agreements”).

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the prospectus that is a part of the Registration Statement, other than as expressly stated herein.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. In addition, as to certain factual matters relevant to the opinions expressed below, we have relied upon representations, statements, covenants and certificates of officers of the Company. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of facts material to the opinions expressed herein and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been relied upon by us in connection with the preparation and delivery of this opinion. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others, including those set forth in the Subscription Agreements.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such latter documents. We also have assumed the Subscription Agreements, and the actions contemplated thereunder, have been duly authorized and executed by the Company. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into and perform all their obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof.

U.S. practice conducted through McDermott Will & Emery LLP.

444 West Lake Street Suite 4000 Chicago Illinois 60606-0029 Telephone: +1 312 372 2000 Facsimile: +1 312 984 7700 www.mwe.com

For purposes of this opinion, we have assumed, with your permission and without any independent verification, that (i) the Company is, and on the date of the execution and delivery of the Tokens will be, a company validly existing and in good standing under the laws of Gibraltar; (ii) the Company has, and on the date of the execution and delivery of the Tokens will have, the requisite power and authority to create, execute, delivery and perform its obligations with respect to the Tokens; (iii) the execution, delivery and performance by the Company of the Subscription Agreements, and the actions contemplated thereunder, have been duly authorized by all requisite action on the part of the Company; and (iv) on the date of the creation and delivery of the Tokens, the Tokens will have been duly created and delivered by the Company.

Based upon the foregoing and subject to the qualifications and provisions set forth herein, we are of the opinion as of this date that the Tokens, when created and delivered by the Company in accordance with and in the manner described in the Registration Statement and the Subscription Agreements, will be valid and legally binding obligations of the Company and enforceable against the Company in accordance with their terms.

Our opinion is qualified to the extent that enforcement of the Company’s obligations under the Subscription Agreements and the Tokens may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in equity or at law), including, without limitation, principles regarding good faith and fair dealing. In addition, we express no opinion as to the enforceability of any of the following to the extent that they are contained in the Subscription Agreements: (i) provisions that purport to establish evidentiary standards; (ii) provisions exculpating a party from, or indemnifying a party for (or entitling a party to contribution in a case involving), its own gross negligence, willful misconduct or violation of securities or other laws; (iii) provisions relating to the availability of specific remedies or relief, or the release or waiver of any remedies or rights or time periods in which claims are required to be asserted; (iv) provisions that allow cumulative remedies, late charges or default interest; (v) provisions relating to the discharge of defenses or disclaimers, liability limitations or limitations of the obligations of the Company, the holders of the Tokens under the Subscription Agreements; or (vi) provisions relating to choice of law or forum.

You are separately receiving an opinion from Hassans International Law Firm with respect to Gibraltar law.

We express no opinion as to the applicability of, compliance with or effect of, the law of any jurisdiction other than United States Federal law and the laws of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and we further consent to the use of our name under the caption “Legal Matters” in the Registration Statement and the prospectus that forms a part thereof. In giving these consents, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion letter is limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly so stated. This opinion letter is given as of the date hereof and we do not undertake any liability or responsibility to inform you of any change in circumstances occurring, or additional information becoming available to us, after the date hereof which might alter the opinions contained herein.

Very truly yours,

/s/ McDermott Will & Emery LLP

Appendix II

Your reference

Our reference	AP/AM/27200-2-7

Date	15 October 2018

To: The Directors

INX Limited

57/63 Line Wall Road
Gibraltar

Memorandum of Advice

Dear Sirs,

Re.:	INX Limited (the “Company”, “INX”) - Advice relating to the rights of INX Token holders upon liquidation of the Company – Subordination and priority of payments in an insolvency scenario – Legal Capacity - Gibraltar Law

Executive Summary

1.	As a matter of Gibraltar law, the relationship between the Company and INX Token holders in relation to rights upon a liquidation/insolvency event is a contractual relationship arising pursuant to the INX Token Purchase Agreement. The nature and extent of any rights granted to INX Token holders upon a liquidation of the Company would be determined by contractual law principles and by reference to the terms agreed to by the parties.

2.	Any rights granted in favour of INX Token holders arising upon a liquidation, including the right to a payment, would be enforceable as a contractual claim by the token holders against the Company in a liquidation/insolvency scenario.

3.	Upon a liquidation, INX Token holders would be unsecured creditors of the Company and would rank pari passu with other unsecured creditors of the Company.

4.	The relationship between the Company and INX Token holders would not create a loan or debt between the Company and the token holder, but there would be a contingent contractual obligation to make a payment to INX Token holders upon a liquidation of the company.

Introduction

5.	This memorandum of advice (this “Memorandum”) has been prepared by Hassans International Law Firm and should not be relied on or communicated to any other person or entity save as expressly provided in this Memorandum.

6.	We are lawyers qualified to practise in Gibraltar. We have not made any investigation of and do not express any opinion as to the laws of any jurisdiction other than the laws of Gibraltar in force as at the date of this Memorandum. This Memorandum is to be governed by and construed in accordance with Gibraltar law. This Memorandum is given only in respect of the present laws of Gibraltar and having effect in Gibraltar and is limited to the facts and circumstances disclosed to us and subsisting as at of this Memorandum.

Background

7.	This Memorandum has been prepared in connection with the Company’s Registration Statement submitted to the United States’ Securities and Exchange Committee, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement is in effect.

8.	For purposes of this Memorandum, we have reviewed the Form Fl Registration Statement submitted by the Company in draft form to the Securities and Exchange Commission on 6th July 2018 (the “Prospectus”), such draft being the third draft submitted to the Securities and Exchange Committee.

9.	In addition, we have also reviewed a draft of the INX Token Purchase Agreement attached to the Prospectus (the “Token Purchase Agreement”), a draft of a waiver and subordination undertaking to be entered into by the shareholders of the Company (the “Waiver & Subordination Agreement”), a copy of the Company’s memorandum and articles of association, a copy of the Company’s certificate of incorporation and a certificate of good standing issued by Companies House dated on or around the date of this Memorandum.

10.	We note that the Company is in the process of filing the Prospectus and registering with the Securities and Exchange Commission pursuant to the US Securities Act of 1933 with a view to offering 130,000,000 INX Tokens to the public on the terms set out more particularly therein.

11.	The Company is a private limited company registered under, and subject to, the laws of Gibraltar.

Scope of this Memorandum

12.	We have been instructed to provide advice in relation to certain rights granted by the Company to INX Token holders upon a liquidation of the Company and the priority and subordination of payments under Gibraltar law in such a scenario,

13.	In particular, we have been asked:

(a)	To advise in relation to the rights of 1NX Token holders upon a liquidation of the Company, including the right to receive a payment;
(b)	Whether, as a result of the rights granted to token holders upon a liquidation, the INX Tokens are characterised as debt under the laws of Gibraltar;
(c)	Whether the rights of INX Token holders would be subordinate to other unsecured general obligations of the Company; and
(d)	Whether the Company has legal capacity and requisite power to enter into the arrangements contemplated by this Memorandum.

Assumptions

14.	For purposes of this Memorandum, we have assumed that the matters set out in the Prospectus are correct and accurate.

15.	For purposes of this Memorandum, we assume that the INX Tokens do not constitute or represent any share or right in the capital of the Company or any of its affiliated entities.

16.	For the purposes of this Memorandum, we have assumed without making any independent inquiry:-

a)	the completeness and conformity to originals of all documents submitted to us purporting to be copies or drafts, as the case may be, of originals;
b)	that the information which has been made available to us by Companies House and the Company was complete, accurate and up-to-date as of the date on which it was issued (and there will be no changes thereto on the date of this Memorandum) and did not fail to disclose any material filings at Companies House in Gibraltar and that the information contained therein is accurate as at the date hereof;
c)	the capacity, power and authority of all parties other than the Company, to enter into and perform their respective obligations under the arrangements envisaged in this Memorandum in accordance with the laws by which they are expressed to be governed;

d)	the genuineness of all and any signatures and seals;
e)	the completeness and conformity to the originals of all documents submitted to us purporting to be copies or drafts of the originals;
f)	that no circumstances exist which would justify the setting aside of the Token Purchase Agreements by reason of fraud, misrepresentation, mistake or undue influence; and
g)	that the requisite resolutions have been duly passed by the appointed directors of the Company and that all constitutional and other formalities have been observed and that none of the resolutions have been revoked, rescinded or otherwise amended or modified.

17.	This Memorandum is also based on the following assumptions:

(a)	purchasers and potential purchasers of tokens have and will at all times been made aware of the possibility, by or on behalf of the Company, that they may lose all their money which they exchange for tokens;

(b)	INX Tokens are not and will not be backed by any central bank or national or supranational organisation nor any assets or credit and therefore, the value of INX Tokens would depend on the consensus of its value between relevant token holders or market participants; and

(c)	INX Tokens will not be redeemable at par.

Legal Analysis

18.	The Government of Gibraltar published in October 2017 the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 (the “DLT Regulations”) that came into effect on 1 January 2018. The activity of undertaking a token sale does not generally fall within the scope of the DLT Regulations but this will depend on the manner in which the sale of tokens in structured and the characteristics of the token. The Gibraltar Financial Services Commission (the “FSC”) however has announced plans to create a complementary regulatory framework that covers the promotion and sale of tokens, aligned with the DLT Regulations (the “Complementary Framework”). It is not clear when the Complementary Framework will be created and implemented and what requirements it will impose on persons or entities wishing to undertake token sale activity or any promotional activity in connection therewith in or from within Gibraltar and, as such, we cannot opine on the applicability of the Complementary Framework to the Token Sales. In any event, token sales launched from Gibraltar will not be regulated until the Complementary Framework comes into force provided that they do not fall within the scope of any existing regulatory regime in Gibraltar.

Contractual Relationship & Arrangements

19.	As a matter of Gibraltar law, limited companies are capable of creating and issuing tokens, debentures, instruments and/or securities. The terms, rights, entitlements and obligations which apply to such instruments or securities are to be determined by the issuing company and agreed to by any counterparties. There are a number of ways in which an issuing company can create terms applicable to a legal instrument it creates, such as in a form of instrument (or various documents), by including provisions in a company’s articles of association or by way of resolution.

20.	The INX Token would be such an instrument, with its applicable terms created by the Company. The relationship between the Company and INX Token holders will be a contractual relationship. Any rights granted to INX Token holders will be contractual rights and enforceable as such. The rights, entitlements and obligations of the token holders and the Company would be set out, agreed to and entered into by the parties when the tokens are acquired by the INX Token holders pursuant to the Token Purchase Agreement and as amended by agreement from time to time. The Token Purchase Agreement, together with other legal instruments such as terms and conditions, would set out the specific legal rights and entitlements attaching to the INX Tokens.

Rights Upon Liquidation

21.	The Company has determined that 1NX Token holders shall be entitled to a payment from the assets of the Company upon a liquidation (the “Liquidation Payment”). In addition, the terms of issue of the INX Tokens shall also provide that token holders will rank as unsecured creditors of the company when a Company enters a liquidation process.

22.	The Liquidation Payment, and any other provisions relating to liquidation such as subordination, would be contractual rights and obligations. These rights would need to be agreed to, and created, between the parties. These contractual terms are contained in the Token Purchase Agreement between the Company and INX Token holders. The Liquidation Payment would be a contractual claim to a certain payment amount in the event of a liquidation of the Company.

23.	The right to the Liquidation Payment does not create a loan between the Company and INX Token holders and does not lead to the determination that the INX Tokens should be characterised as debt. The Liquidation Payment does, however, create a contingent liability and obligation on the Company/liquidator to make a payment out of the Company’s assets to INX Token holders upon a liquidation of the Company.

Subordination & Priority of Payments

24.	In relation to priority and subordination, the contractual arrangements and instruments between the parties would determine how they rank against claims from other creditors.

25.	Under Gibraltar insolvency law, on a debtor’s insolvency, creditors and contributories rank as follows:

(i)	In paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority.
(ii)	After payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator in accordance with the provisions for the payment of preferential claims prescribed by the Gibraltar Insolvency Rules (including employee wages and social security (capped up to £10,000) and sums due to Government in respect of any tax, duty, including Stamp Duty, licence fee or permit (capped up to £5,000).
(iii)	After payment of the preferential claims, in paying all other claims admitted by the liquidator.
(iv)	After paying all admitted claims, in paying any interest payable on any claim involved in the process.

26.	Section 137 of the Gibraltar Insolvency Act 2011 expressly affirms the validity of agreements to subordinate debt (including, for the avoidance of doubt, the Waiver & Subordination Agreement).

27.	Save where a creditor acknowledges and agrees to a subordination of their debt, the preferential debts rank equally between themselves. A claim by a person who is or was a shareholder of a company, in his capacity as shareholder, whether by way of dividend, profits, redemption proceeds or otherwise, ranks in priority after the claims of other creditors who are not shareholders, including interest at the judgment rate on the claims of such creditors.

28.	If the assets of the company are insufficient to meet the claims in full, they shall be paid rateably. Where, before the relevant time, a creditor acknowledges or agrees that, in the event of a shortfall of assets, he will accept a lower priority in respect of a debt than that which he would otherwise have, that acknowledgement or agreement takes effect except to the extent that a creditor of the debtor who was not a party to the agreement is prejudiced.

29.	Any surplus assets remaining (after payment of the costs, expenses and claims referred to above) shall be distributed to the shareholders in accordance with their rights and interests in the company. A claim by a person who is or was a shareholder of a company, in his role as shareholder (whether by way of dividend, profits, redemption proceeds or otherwise) ranks in priority after the claims of other creditors who are not shareholders.

30.	The contractual arrangements between the Company and the INX Token holders set out a contractual basis for how any Liquidation Payment claims would rank against the claims and entitlements of other creditors of the Company and the Company’s shareholders. The contractual relationship created between INX and the token holders are drafted so that, in a liquidation/insolvency event, INX Token holders will be unsecured creditors of the Company and would rank pari passu with all the other unsecured creditors of the Company (and, for the avoidance of doubt, rank above the claims of shareholders).

Legal Capacity

31.	Based upon the foregoing assumptions and subject to the qualifications set out below and to matters not disclosed or made available to us, we are of the opinion that under the laws of Gibraltar in force on the date of this Memorandum:

a)	The Company is duly incorporated as a limited liability company and is validly existing with separate legal personality under the laws of Gibraltar;

b)	The Company has corporate power and legal capacity to carry on business as set out in its Memorandum and Articles of Association, to hold, dispose of, charge and otherwise deal with property, and to enter into and perform its obligations under the Token Purchase Agreements, the Prospectus and the INX Tokens; and

c)	The Company has taken all actions required on its part to authorise the execution, delivery, performance and observance of its obligations under the Token Purchase Agreements and with respect to the INX Tokens.

Reservations and Qualifications

32.	We qualify the opinions expressed in this Memorandum by noting that we act for the Company in a limited capacity as set out in our engagement letter with the Company. In particular we have not advised and do not advise on non-Gibraltar issues, or on the commerciality of any transaction referred to in this letter, or on any accounting issues, or on the economics of the project or of any tokens issued.

33.	Our advice has not considered any legal, tax and regulatory treatment and analysis of the INX Tokens or the token sales outside Gibraltar.

34.	We express no opinion as to the accuracy of any warranties or representations given or made (expressly or impliedly) under or by virtue of any of the documents herein mentioned and have not advised, nor do we purport to advise, in respect of the commerciality of the transactions referred to in all or any of the documentation referred to in this letter.

35.	This Memorandum does not consider the requirements by INX Token holders to comply with the laws of Gibraltar or elsewhere.

36.	The opinions expressed in this Memorandum are limited to the matters specifically set forth herein and is limited to matters of the law of Gibraltar as at the date hereof. No other opinion shall be inferred beyond the matters expressly stated herein and we assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

37.	The certificate of good standing issued by Companies House does not reveal, as at the date thereof, that any steps have been taken to appoint a receiver, a receiver and manager or liquidator over or to wind up the Company. In addition, the certificate will not necessarily reveal whether or not a resolution has been passed, an appointment made, or proceedings commenced, or a charge or registrable document created, since particulars of such matters are not required to be recorded or delivered for registration at all (if the document constitutes a “security financial collateral arrangement” or a “title transfer financial collateral arrangement” as defined in the Financial Collateral Arrangements Act 2004) or only within a specified period. Furthermore, the certificate will not disclose the existence of any actions taken or proposals made for winding-up the Company otherwise than by petition to the Supreme Court of Gibraltar.

38.	We are furnishing this opinion letter to the Company in connection with the Registration Statement, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement and Prospectus are in effect. We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included as a part of the Registration Statement. In giving such consent, we do not hereby concede that we are in the category of persons whose consent is required under Section 7 of the US Securities Act or the rules and regulations of the Commission promulgated thereunder.

39.	This Memorandum is given on the basis that we have no obligation to notify of any change in Gibraltar law or its application after the date of this Memorandum.

Yours faithfully,

/s/ Hassans
Hassans

Appendix III

pragma solidity ^0.4.24;

import “openzeppelin-solidity/contracts/math/SafeMath.sol”;
import “./ERC20.sol”;
import “./freezable.sol”;
import “./Ledger.sol”;
import “./ExternalStorage.sol”;
import “./Registry.sol”;
import “./Library.sol”;
import “./displayable.sol”;
import “./configurable.sol”;
import “./storable.sol”;

contract Token is ERC20, freezable, displayable, configurable, IStorable {

  using SafeMath for uint256;
  using Library for address;

  struct allowedAddr {
    bool status;
    string details;
    address vettingAgent;
  }

  ITokenLedger public tokenLedger;
  string public storageName;
  string public ledgerName;
  address public externalStorage;
  address public registry;
  uint8 public constant decimals = 18;
  bool public isTokenContract = true;
  bool public haltPurchase;

  // This state is specific to the first version of the Token
  // token contract and the token generation event, and hence
  // there is no reason to persist in external storage for
  // future contracts.
  bool public allowTransfers;
  mapping (address => allowedAddr) public whitelistedRecipient;
  address[] public whitelistedRecipientForIndex;
  mapping (address => bool) private processedWhitelistedRecipient;
  uint256 public contributionMinimum;

  event Mint(uint256 amountMinted, uint256 totalTokens, uint256 circulationCap);
  event Approval(address indexed _owner, address indexed _spender, uint256 _value);
  event Transfer(address indexed _from, address indexed _to, uint256 _value);
  event WhiteList(address indexed buyer, uint256 holdCap);
  event ConfigChanged(uint256 buyPrice, uint256 circulationCap, uint256 balanceLimit);
  event CommissionCalc(uint time);
  event VestedTokenGrant(address indexed beneficiary, uint256 startDate, uint256 cliffDate, uint256 durationSec, uint256 fullyVestedAmount, bool isRevocable);
  event VestedTokenRevocation(address indexed beneficiary);
  event VestedTokenRelease(address indexed beneficiary, uint256 amount);
  event StorageUpdated(address storageAddress, address ledgerAddress);
  event PurchaseHalted();
  event PurchaseResumed();

  modifier onlyFoundation {
    address foundation = externalStorage.getFoundation();
    require(foundation != address(0));
    if (msg.sender != owner && msg.sender != foundation) revert();
    _;
  }

  modifier initStorage {
    address ledgerAddress = Registry(registry).getStorage(ledgerName);
    address storageAddress = Registry(registry).getStorage(storageName);

    tokenLedger = ITokenLedger(ledgerAddress);
    externalStorage = storageAddress;
    _;
  }

  constructor(address _registry, string _storageName, string _ledgerName) public payable {
    isTokenContract = true;
    version = “2”;
    require(_registry != address(0));
    storageName = _storageName;
    ledgerName = _ledgerName;
    registry = _registry;

    addSuperAdmin(registry);
  }

  /* This unnamed function is called whenever someone tries to send ether directly to the token contract */
  function () public {
    revert(); // Prevents accidental sending of ether
  }

  function getLedgerNameHash() external view returns (bytes32) {
    return keccak256(abi.encodePacked(ledgerName));
  }
  function getStorageNameHash() external view returns (bytes32) {
    return keccak256(abi.encodePacked(storageName));
  }

  function configure(
    bytes32 _tokenName,
    bytes32 _tokenSymbol,
    uint256 _buyPrice,
    uint256 _circulationCap,
    uint256 _balanceLimit,
    address _foundation,
    uint8 _commissionPercent,
    uint8 _commissionPercentRel,
    uint256 _commissionDate
  ) public onlySuperAdmins initStorage returns (bool) {

    uint256 __buyPrice= externalStorage.getBuyPrice();
    if (__buyPrice> 0 && __buyPrice!= _buyPrice) {
      require(frozenToken);
    }

    commissionPercent = _commissionPercent;
    commissionPercentRel = _commissionPercentRel;
    commissionDate = _commissionDate;

    externalStorage.setTokenName(_tokenName);
    externalStorage.setTokenSymbol(_tokenSymbol);
    externalStorage.setBuyPrice(_buyPrice);
    externalStorage.setCirculationCap(_circulationCap);
    externalStorage.setFoundation(_foundation);
    externalStorage.setBalanceLimit(_balanceLimit);

    emit ConfigChanged(_buyPrice, _circulationCap, _balanceLimit);

    return true;
  }

  function configureFromStorage() public onlySuperAdmins  initStorage returns (bool) {
    freezeToken(true);
    return true;
  }

  function updateStorage(string newStorageName, string newLedgerName) public onlySuperAdmins  returns (bool) {
    require(frozenToken);

    storageName = newStorageName;
    ledgerName = newLedgerName;

    configureFromStorage();

    address ledgerAddress = Registry(registry).getStorage(ledgerName);
    address storageAddress = Registry(registry).getStorage(storageName);
    emit StorageUpdated(storageAddress, ledgerAddress);
    return true;
  }

  function name() public view  returns(string) {
    return bytes32ToString(externalStorage.getTokenName());
  }

  function symbol() public view  returns(string) {
    return bytes32ToString(externalStorage.getTokenSymbol());
  }

  function totalInCirculation() public view  returns(uint256) {
    return tokenLedger.totalInCirculation().add(totalUnvestedAndUnreleasedTokens());
  }

  function tokenBalanceLimit() public view  returns(uint256) {
    return externalStorage.getBalanceLimit();
  }

  function circulationCap() public view unlesspgraded returns(uint256) {
    return externalStorage.getCirculationCap();
  }

  function foundation() public view returns(address) {
    return externalStorage.getFoundation();
  }

  function totalSupply() public view  returns(uint256) {
    return tokenLedger.totalTokens();
  }

  function tokensAvailable() public view unlesspgraded returns(uint256) {
    return totalSupply().sub(totalInCirculation());
  }

  function balanceOf(address account) public view  returns (uint256) {
    address thisAddress = this;
    if (thisAddress == account) {
      return tokensAvailable();
    } else {
      return tokenLedger.balanceOf(account);
    }
  }

  function transfer(address recipient, uint256 amount) public unlessFrozen  returns (bool) {
    require(allowTransfers || whitelistedRecipient[recipient].status);
    require(amount > 0);
    require(!frozenAccount[recipient]);
    uint256 commissionAmount = getCommission(amount);
    uint256 _amount = amount;
    if(commissionAmount > 0) {
      _amount -= commissionAmount;
      tokenLedger.transfer(msg.sender, owner, commissionAmount);
      emit Transfer(msg.sender, owner, commissionAmount);
    }
    tokenLedger.transfer(msg.sender, recipient, _amount);
    emit Transfer(msg.sender, recipient, _amount);

    return true;
  }

  function mintTokens(uint256 mintedAmount) public onlySuperAdmins  returns (bool) {
    uint256 _circulationCap = externalStorage.getCirculationCap();
    tokenLedger.mintTokens(mintedAmount);

    emit Mint(mintedAmount, tokenLedger.totalTokens(), _circulationCap);

    emit Transfer(address(0), this, mintedAmount);

    return true;
  }

  function grantTokens(address recipient, uint256 amount) public onlySuperAdmins  returns (bool) {
    require(amount <= tokensAvailable());
    require(!frozenAccount[recipient]);

    tokenLedger.debitAccount(recipient, amount);
    emit Transfer(this, recipient, amount);

    return true;
  }

  function setHaltPurchase(bool _haltPurchase) public onlySuperAdmins  returns (bool) {
    haltPurchase = _haltPurchase;

    if (_haltPurchase) {
      emit PurchaseHalted();
    } else {
      emit PurchaseResumed();
    }
    return true;
  }

  function foundationDeposit() public payable  returns (bool) {
    return true;
  }

  function allowance(address owner, address spender) public view  returns (uint256) {
    return externalStorage.getAllowance(owner, spender);
  }

  function transferFrom(address from, address to, uint256 value) public unlessFrozen  returns (bool) {
    require(allowTransfers);
    require(!frozenAccount[from]);
    require(!frozenAccount[to]);
    require(from != msg.sender);
    require(value > 0);

    uint256 allowanceValue = allowance(from, msg.sender);
    require(allowanceValue >= value);

    tokenLedger.transfer(from, to, value);
    externalStorage.setAllowance(from, msg.sender, allowanceValue.sub(value));

    emit Transfer(from, to, value);
    return true;
  }

  function approve(address spender, uint256 value) public unlessFrozen  returns (bool) {
    require(spender != address(0));
    require(!frozenAccount[spender]);
    require(msg.sender != spender);

    externalStorage.setAllowance(msg.sender, spender, value);

    emit Approval(msg.sender, spender, value);
    return true;
  }

  function increaseApproval(address spender, uint256 addedValue) public unlessFrozen  returns (bool) {
    return approve(spender, externalStorage.getAllowance(msg.sender, spender).add(addedValue));
  }

  function decreaseApproval(address spender, uint256 subtractedValue) public unlessFrozen  returns (bool) {
    uint256 oldValue = externalStorage.getAllowance(msg.sender, spender);

    if (subtractedValue > oldValue) {
      return approve(spender, 0);
    } else {
      return approve(spender, oldValue.sub(subtractedValue));
    }
  }

  function grantVestedTokens(
    address beneficiary,
    uint256 fullyVestedAmount,
    uint256 startDate, // 0 indicates start “now”
    uint256 cliffSec,
    uint256 durationSec,
    bool isRevocable
  ) public onlySuperAdmins  returns(bool) {

    uint256 _circulationCap = externalStorage.getCirculationCap();

    require(beneficiary != address(0));
    require(!frozenAccount[beneficiary]);
    require(durationSec >= cliffSec);
    require(totalInCirculation().add(fullyVestedAmount) <= _circulationCap);
    require(fullyVestedAmount <= tokensAvailable());

    uint256 _now = now;
    if (startDate == 0) {
      startDate = _now;
    }

    uint256 cliffDate = startDate.add(cliffSec);

    externalStorage.setVestingSchedule(
      beneficiary,
      fullyVestedAmount,
      startDate,
      cliffDate,
      durationSec,
      isRevocable
    );

    emit VestedTokenGrant(beneficiary, startDate, cliffDate, durationSec, fullyVestedAmount, isRevocable);

    return true;
  }

  function revokeVesting(address beneficiary) public onlySuperAdmins  returns (bool) {
    require(beneficiary != address(0));
    externalStorage.revokeVesting(beneficiary);

    releaseVestedTokensForBeneficiary(beneficiary);

    emit VestedTokenRevocation(beneficiary);

    return true;
  }

  function releaseVestedTokens() public unlessFrozen  returns (bool) {
    return releaseVestedTokensForBeneficiary(msg.sender);
  }

  function releaseVestedTokensForBeneficiary(address beneficiary) public unlessFrozen  returns (bool) {
    require(beneficiary != address(0));
    require(!frozenAccount[beneficiary]);

    uint256 unreleased = releasableAmount(beneficiary);

    if (unreleased == 0) { return true; }

    externalStorage.releaseVestedTokens(beneficiary);

    tokenLedger.debitAccount(beneficiary, unreleased);
    emit Transfer(this, beneficiary, unreleased);

    emit VestedTokenRelease(beneficiary, unreleased);

    return true;
  }

  function releasableAmount(address beneficiary) public view  returns (uint256) {
    return externalStorage.releasableAmount(beneficiary);
  }

  function totalUnvestedAndUnreleasedTokens() public view  returns (uint256) {
    return externalStorage.getTotalUnvestedAndUnreleasedTokens();
  }

  function vestingMappingSize() public view  returns (uint256) {
    return externalStorage.vestingMappingSize();
  }

  function vestingBeneficiaryForIndex(uint256 index) public view  returns (address) {
    return externalStorage.vestingBeneficiaryForIndex(index);
  }

  function vestingSchedule(address _beneficiary) public
                                                 view  returns (uint256 startDate,
                                                                              uint256 cliffDate,
                                                                              uint256 durationSec,
                                                                              uint256 fullyVestedAmount,
                                                                              uint256 vestedAmount,
                                                                              uint256 vestedAvailableAmount,
                                                                              uint256 releasedAmount,
                                                                              uint256 revokeDate,
                                                                              bool isRevocable) {
    (
      startDate,
      cliffDate,
      durationSec,
      fullyVestedAmount,
      releasedAmount,
      revokeDate,
      isRevocable
    ) =  externalStorage.getVestingSchedule(_beneficiary);

    vestedAmount = externalStorage.vestedAmount(_beneficiary);
    vestedAvailableAmount = externalStorage.vestedAvailableAmount(_beneficiary);
  }

  function setAllowTransfers(bool _allowTransfers) public onlySuperAdmins returns (bool) {
    allowTransfers = _allowTransfers;
    return true;
  }

  function setContributionMinimum(uint256 _contributionMinimum) public onlySuperAdmins  returns (bool) {
    contributionMinimum = _contributionMinimum;
    return true;
  }

  function totalTransferWhitelistMapping() public view returns (uint256) {
    return whitelistedRecipientForIndex.length;
  }

  function setWhitelistedRecipient(
    address recipient,
    bool _allowTransfers,
    string details,
    address vettingAgent
  ) public onlyAdmins  returns (bool) {
    require(recipient != address(0));
    whitelistedRecipient[recipient] = allowedAddr({status: _allowTransfers, details: details, vettingAgent: vettingAgent});
    if (!processedWhitelistedRecipient[recipient]) {
        whitelistedRecipientForIndex.push(recipient);
        processedWhitelistedRecipient[recipient] = true;
    }

    return true;
  }
}